ANDERSON CALL & WILKINSON

A PROFESSIONAL CORPORATION

110 SOUTH REGENT STREET, SUITE 200

SALT LAKE CITY, UTAH 84111

TELEPHONE: (801) 521-3434

FAX: (801) 220-0625

July 24, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Michael C. Foland, Attorney-Advisor

Re:

High Sierra Technologies, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed July 24, 2019

File No. 333-232047

Dear Mr. Foland:

This letter responds to the Commission’s comment letter of July 5, 2019.  High Sierra Technologies, Inc. has filed Amendment No. 1 to its Registration Statement on Form S-1 which contains changes responsive to the Commission’s comments.

Cover Page

Comment No. 1

Please disclose that your directors, Vincent C. Lombardi and Gregg W. Koechlein, as a group beneficially own approximately 57.87% of your issued and outstanding shares of common stock.  Also disclose what their voting power will be if all or some of the shares are sold in this offering.

Response to Comment No. 1

The requested information has been added at the end of the second paragraph on the cover page.

Comment No. 2

Please identify, and name as underwriter, the broker dealer that will be granted 20,000 shares of the Company’s common stock valued at the offering price of $2.50 per share.  Where applicable, please provide a summary of the material terms of any agreement(s) with the broker-dealer and file the agreement as an exhibit to the registration statement.

Response to Comment No. 2

Information has been corrected in amendment no. 1 to the registration statement.  The Company entered into a Virtual Conference Series agreement with Livingston Securities LLC

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attention: Michael C. Foland

July 24, 2019

which gives the company access to participate in two conferences (Zoom, Webinar, Teleconference) per month, and access to company and presenter introductions when appropriate.  The Company pays $1,000 per month for this service for a period of six months which may be renewed or extended.  The Company has also agreed to issue 20,000 shares of its restricted common stock to Livingston Securities, LLC for this service.   Livingston Securities, LLC has not agreed to participate in raising funds for the Company by selling shares in the offering.  As of this date, the Company has no commitments to raise any funds in the offering from any broker dealer.  This information has been corrected on the cover page, second paragraph, page 20, third paragraph, and on page 36, first full paragraph.  No broker dealer has been named as an underwriter in the prospectus since the Company currently has no commitment from any broker dealer to sell shares in the offering.

Prospectus Summary - Our Company, page 4

Comment No. 3

To the extent the consulting agreement with the third party on the farming project is entered into prior to effectiveness, please revise to provide the material terms and file as an exhibit to the registration statement.

Response to Comment No. 3

A Consulting and Confidentiality Agreement has been entered into with the third party, John Mentaberry.  The material terms of the Consulting Agreement have been described on page 4 in the last full paragraph and a second time on page 29 in the first full paragraph.  A copy of the Consulting Agreement has been attached to Amendment No. 1 as Exhibit 10.2.

Emerging Growth Company, page 5

Comment No. 4

On page 5 you state you elected to “opt out” of the extended transition period under Section 107(b) of the JOBS Act.  However, your disclosures elsewhere state that you may elect to take advantage of the extended transition provisions in the future.  To the extent you qualify as an emerging growth company, please correct these apparent inconsistencies.  If you elect to use the extended transition period for complying with new or revised accounting standards, provide a risk factor explaining that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.  If you elect to opt out of these provisions, please indicate as such on the cover page.

Response to Comment No. 4

High Sierra Technologies, Inc. has elected to “opt out” of the extended transition period under Section 107(b) of the JOBS Act.  This information has been added to the next to last paragraph

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attention: Michael C. Foland

July 24, 2019

on the cover page (second paragraph above “The date of this prospectus is___.”).  The incorrect reference which stated that the Company might elect to take advantage of the extended transition provisions in the future has been deleted from the paragraph on page 39 in the section “Emerging Growth Company Critical Accounting Policy Disclosure”, and a correct reference has been added there in its place.

Description of Business - Employees, page 32

Comment No. 5

Please reconcile your disclosure that you have one part-time employee and no full time employees with your disclosure on page 40 where you disclose three officers of the company. Also provide the number of hours per week each officer will be dedicating to High Sierra Technologies, Inc.

Response to Comment No. 5

The disclosure has been revised to state that the Company has three officers who are part-time employees.  Mr. Lombardi and Mr. Koechlein each devote approximately 16 hours per week to the Company, and Mr. Miller devotes approximately 8 hours per week to the Company.  This information has been updated on page 34 under the “Employees” section.  Part of this information has also been added on page 41 under “Significant Employees.”

Management Discussion and Analysis of Financial Condition and Results of Operation Liquidity and Capital Resources, page 38

Comment No. 6

Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources.  We refer you to FRC 501.03(a) and Section IV of SEC Interpretive Release 33-8350.

Response to Comment No. 6

A sentence has been added in the second and fifth paragraphs on page 38 stating that the Company’s currently available capital resources should allow the Company to conduct planned operations for at least the next six months.  A similar change was also made on page 7 in the risk factor titled “There is uncertainty regarding our ability to raise additional funds with which to fully implement our business plan. If we are unable to raise additional funds and fully implement our business plan, we might have to curtail or discontinue our operations.  If that occurs you may lose all of your investment.”

Plan of Operation, page 38

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attention: Michael C. Foland

July 24, 2019

Comment No. 7

Please reconcile your disclosure that you executed a five year lease on a 200 acre parcel of land on May 13, 2019 with your disclosure that you are yet to obtain “a lease for industrial hemp farming purposes.”

Response to Comment No. 7

The incorrect reference on page 37 in the section “Plan of Operation” about not yet having obtained a lease has been deleted.

Consolidated Financial Statements – Report of Independent Registered Public Accounting Firm, page 49

Comment No. 8

We note various references throughout the filing indicating that you have substantial doubt about your ability to continue as a going concern.  You also state that your auditors have included a going concern qualification to their Independent Auditor’s Report, however, no explanatory paragraph is noted.  Please have your auditor explain how they considered the guidance in AU 341 in determining whether there was substantial doubt about the company’s ability to continue as a going concern.  To the extent they concluded that substantial doubt exists, please have them amend their auditor’s report accordingly.  Otherwise revise to address the apparent inconsistencies.

Response to Comment No. 8

The references in the filing that previously incorrectly referred to there being substantial doubt about the Company’s ability to continue as a going concern have been deleted, and statements have been added stating the Company has capital resources sufficient to cover operating expenses for at least the next six months.  When the auditors audited the Company’s 2018 year-end financial statements, they noted that the Company then had $220,253 in cash on hand, current liabilities of $25,424, and based on the Company’s average expenses for the prior 5 months, it appeared that the Company had sufficient cash to pay planned expenses for the following twelve months.

Note 7, Subsequent Events, page 70

Comment No. 9

Please revise to addresses any material transactions occurring after the date of the most recent balance sheet included in the filing and the expected impact on the financial statements.  In this regard, we note that in May 2019, you issued 200,000 shares and entered into a new farm land lease.  Refer to ASC 855-10-50-2.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attention: Michael C. Foland

July 24, 2019

Response to Comment No. 9

Note 7 in the Company’s March 31, 2019 financial statements has been revised to add a description of any material transactions occurring after the March 31, 2019 date of the balance sheet.  The Company has stated in the Prospectus that it has capital resources sufficient to last for the next six months.

General

Comment No. 10

Please provide us with an analysis detailing why you are eligible to be an Emerging Growth Company.  In this regard, we note that you were incorporated in the State of Colorado on May 9, 1996 and you registered your shares of common stock pursuant to an effective registration statement on Form 10-12G in 2016 [2006].

Response to Comment No. 10

Section 2(a)(19) of the Securities Act of 1933 defines the term “emerging growth company.”  It basically provides that a company that has total annual gross revenues of less than $1,000,000,000 is an emerging growth company, until the earliest of: (a) the last day of the fiscal year in which it has total annual gross revenues of $1,000,000,000 or more; (b) the last day of the fiscal year of the company following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement under the Securities Act of 1933; (c) the date on which the company has, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or (d) the date on which the company is deemed to be a “large accelerated filer.”  High Sierra Technologies, Inc. has never had annual gross revenues of $1,000,000,000 or more.  It has never issued more than $1,000,000,000 in non-convertible debt.  It is not a large accelerated filer as defined in section 240.12b-2.  The current S-1 registration statement is the first 33’ Act registration statement filed by High Sierra Technologies, Inc.  Additionally, a Form 10 registration statement under the 34’ Act does not come within the definition used to determine whether a company qualifies as an emerging growth company.

Comment No. 11

You state on page 25 that you believe that the company is no longer a shell company following the closing of your acquisition of your High Sierra Nevada subsidiary, and that Rule 144 will be become available on year following the filing of your Current Report on Form 8-K which was filed on January 2, 2019.  Please clarify whether any of your selling shareholders acquired their shares prior to December 31, 2018.  To the extent that they did, it would appear that your selling shareholders are underwriters.  See SEC Release 33-8869 (2007).  Under the Release, Rule 144 is not available for the resale of securities initially issued by shell

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attention: Michael C. Foland

July 24, 2019

companies.  This is because shareholders will receive shares from a shell company are considered underwriters with respect to their resale until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months.  Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters.  If applicable, the offering will be deemed to be an indirect primary offering by the company through the selling shareholders and the offering price of the shares being sold must be fixed for the duration of the offering.  Please revise your disclosure in the prospectus coverage page, prospectus summary, plan of distribution and elsewhere through the prospectus, as applicable.

Response to Comment No. 11

The registration statement has been revised to delete or remove from registration any shares that were issued prior to December 31, 2018.  This resulted in a substantial reduction in the number of Selling Stockholders but only a modest reduction in the number of Selling Stockholders’ shares being registered.  Two of the Selling Stockholders, Michael Vardakis and Leonard Burningham, acquired some of their shares prior to December 31, 2018, but none of the pre-December 31, 2018 shares owned by them are being registered.  This is explained in the footnotes to the Selling Stockholders table on page 20.

If you have any questions concerning this letter, please let me know

Sincerely,

/s/ Robert N. Wilkinson

Robert N. Wilkinson

RNW/mh

cc:  Gregg Koechlein

LTRS/7672